October 4, 2005




United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549-0408

Attention:  Mr. Don Walker

RE:    North Central Bancshares, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2004
       Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005 File No. 000-27672

Dear Mr. Walker:

Filed today is our response to the comments of the Staff in its letter dated September 20, 2005 relating to the above referenced filings. Set forth are comments contained in the Staff's letter and our response to each.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005
----------------------------------------------------

Management's Discussion and Analysis - Executive Overview, page 7
-----------------------------------------------------------------


1. We noted that you recorded a $255,000 and $424,500 other-than-temporary impairment in the first and second quarter of 2005, respectively, relating to your investment in FHLMC preferred stock. Your unrealized losses on your investment were $921,500 and $499,000 at December 31, 2004 and 2003, respectively. Please tell us how you were able to conclude that no other-than-temporary impairment relating to these securities existed as of or prior to December 31, 2004.

          As of December 31, 2004, North Central Bancshares, Inc. (Company) had the following investments in FHLMC/FNMA preferred stock:

                                                                                           Unrealized     Unrealized
                                              Purchase       12/31/04        12/31/03      Gain/(Loss)    Gain/(Loss)
        Preferred Stock         Interest     Price/Share    Price/Share    Price/Share      12/31/04       12/31/03
        ---------------         --------    ------------    -----------    -----------      --------       --------
   FHLMC "L" - 20,000 shares    Variable       $50.00         $39.50          $50.25       ($210,000)        $5,000
   FHLMC "K" - 40,000 shares      Fixed        $50.00         $49.00          $50.25        ($40,000)       $10,000
   FNMA  "H" - 20,000 shares      Fixed        $50.00         $48.00          $50.50        ($40,000)       $10,000
   FHLMC "M" - 10,000 shares    Variable       $50.00         $36.75          $40.00       ($131,500)      ($99,000)
   FHLMC "N" - 40,000 shares    Variable       $50.00         $36.50          $40.00       ($540,000)     ($400,000)
                                                                                           ----------     ----------
                                                                                           ($961,500)     ($474,000)
                                                                                           ==========     ==========

          Each quarter the Company evaluates its investment portfolio based on SFAS 115, with further guidance from EITF Issue No. 03-1, to determine if an other-than-temporary impairment exists. As outlined in EITF Issue No. 03-1, the Company determines whether an investment is impaired. The Company considers an investment impaired if the fair value of the investment is less than its cost. To determine fair value and impairment the Company obtains current market prices of each security. If a security is impaired, the Company then evaluates whether an impairment is other-than-temporary. In determining whether an impairment is other-than-temporary, the Company considers its intent and ability to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment. The Company considers the severity and duration of the impairment in relation to the forecasted recovery of fair value. The Company also considers the nature of the event (or events) that give rise to the impairment, including general economic conditions and the financial condition or stability of the issuer. Based on the Company's judgment of its ability and intent to hold the security for a reasonable period of time sufficient for an anticipated recovery in fair value, it determines whether an impairment is other-than-temporary. The Company's impairment decision is also subject to review or audit by our independent auditors each quarter and year-end prior to the Company filing its financial results.

          As of December 31, 2004, management did not believe there was an other-than-temporary impairment relative to the Company's investment in FHLMC adjustable rate preferred stock. Management believed the decline in the fair value of the securities was reflective of the change (decline) in interest rates since the issuance of the securities. It was management's intention and ability to hold these investments for a period of time sufficient to allow for an anticipated recovery in market value, through the current interest rate cycle, during which management expected a recovery of the fair value of the investments. Based on management's intention and ability to hold these investments through the current interest rate cycle and management's expectation that market interest rates would continue to increase to levels in existence at the time of issuance, management felt that the value of the securities would increase as the market and dividend coupon rates of the securities continued to increase. Therefore, it was management's judgment that there was not an other-than-temporary impairment relating to these securities as of or prior to December 31, 2004.

          On March 31, 2005, the Company recorded a $255,000 other-than-temporary impairment loss on the investment of 20,000 adjustable rate preferred shares of FHLMC, Series L. The Company purchased this security November 1999 which carried an initial dividend coupon rate of 5.97% until December 31, 2004, its first reset date. The security's dividend coupon rate was based on the 5 year CMT rate with a reset frequency of 5 years. As the security approached its initial reset date, it began to decline in fair value. Management believed the decline was reflective of the decline in interest rates compared to the security's initial dividend coupon rate. At December 31, 2004, this security had been impaired for only 10 months. During the first quarter of 2005, after the initial reset date, the security continued to experience a decline in fair value. At March 31, 2005, based on the continued decline in fair value and the 5 year reset frequency, it was management's judgment that the impairment associated with this security had become other-than-temporary.

          On June 30, 2005, the Company recorded a $424,500 other-than-temporary impairment loss on the investment of 10,000 and 40,000 adjustable rate preferred shares of FHLMC, Series M and N. The Company purchased 10,000 shares of Series M February 2001 which carried an initial dividend coupon rate of 4.82% until March 31, 2003, its first call date. Thereafter, the dividend coupon rate reset every two years on March 31 to a rate equal to the two year treasury plus 10 basis points. The Company purchased 40,000 shares of Series N March 2001 which carried an initial dividend coupon rate of 4.50% until April 1, 2002; its first annual reset date. Thereafter, the dividend coupon rate reset annually on April 1 of each year to a rate equal to the 12 month LIBOR minus 20 basis points. At December 31, 2004, we expected the price of these securities to recover at their upcoming reset date because the dividend coupon rate was projected to increase by over 200 basis points at the reset date. (The actual increase in the dividend coupon rate of Series M and N was 234 and 250 basis points, respectively.) The increase in rates has the effect of increasing both the dividend coupon rate received and the tax advantage of the 70% dividend received deduction related to these securities. During the first quarter of 2005, these securities began to experience a significant recovery in their fair value as they approached their reset dates of March 31 and April 1, respectively. At March 31, 2005, we expected the price of these securities to continue to increase as the market fully factored in the effects of the dividend coupon adjustment. At June 30, 2005, the fair value of the securities remained at low levels even after the increase in the dividend coupon rates which led to management's judgment that the impairment associated with these securities had become other-than-temporary.

          Despite management's intention and ability to hold these investments through the current interest rate cycle and management's continued expectation that the value of the securities would continue to increase as the market and dividend coupon rates of the securities continued to increase, management reassessed this position based on perceived changes by the financial industry and the accounting community relative to what was considered a reasonable recovery period.


2. Please tell us how you determined the amounts of the $255,000 and $424,500 impairment charges and tell us how long the preferred stock was in an unrealized loss position. Please refer to the specific relevant guidance in SFAS No. 115 and SAB Topic 5:M in your response.

          The amounts of the $255,000 and $424,500 impairment charges were determined by calculating the difference between the cost basis of the individual security and their fair value at the time the impairment was judged to be other-than-temporary, as instructed in paragraph 16 of SFAS No. 115. The impairment charges were reflected in earnings as of March 31, 2005 and June 30, 2005, respectively. For your information, the loss on FHLMC Series L increased from $210,000 at December 31, 2004 to $255,000 at March 31, 2005 and the loss on FHLMC Series M & N decreased from $671,500 at December 31, 2004 to $424,500 at June 30, 2005. The preferred stocks were in an unrealized loss position for 13 months (Series L) and 42 months (Series M & N) at the time of their respective impairment charges.


In connection with our response, North Central Bancshares, Inc. acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me if you have any questions regarding this response.


Very truly yours,


/s/ David M. Bradley
David M. Bradley
President and Chief Executive Officer